UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)

Under the Securities Exchange Act of 1934

Braemar Hotels & Resorts Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

044102 10 1

(CUSIP Number)

Monty J. Bennett

14185 Dallas Parkway, Suite 1200

Dallas, Texas 75254

(972) 490-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 24, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Monty J. Bennett

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO/PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,878,726 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,878,726 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,878,726 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 2.5% (2)

14	Type of Reporting Person IN

(1)	Includes: (a) 246,954 Common Units (as defined below); (b) 244,993 LTIP Units (as defined below); and (c) 945,954 Performance LTIP Units (as defined below).
(2)	Based on 66,971,063 shares of Common Stock outstanding as of January 31, 2023, as reflected in the Issuer’s Form 10-Q/A filed with the Securities and Exchange Commission on February 3, 2023, plus any Securities (as defined below) beneficially owned by the Reporting Person that are convertible into Common Stock.

Explanatory Note:

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed on December 4, 2013, and as amended by Amendment No. 1 thereto filed on August 24, 2017 (as amended, the “Original Schedule 13D”), by the Reporting Person, relating to the Common Stock, par value $0.01 per share (the “Common Stock”), of Braemar Hotels & Resorts Inc., a Maryland corporation (the “Issuer”). Capitalized terms used and not defined in this Amendment No. 2 shall have the meaning ascribed to them in the Original Schedule 13D.

On February 24, 2023, at the option of the Reporting Person, the Reporting Person’s 169,523 vested LTIP Units that achieved economic parity with the Common Units were redeemed for Common Units on a one-for-one basis. Pursuant to a Notice of Exercise of Redemption Right (the “Redemption Notice”), the Reporting Person subsequently elected to redeem the Common Units and such redemption was settled in cash at the Issuer’s election based on the average of the closing price of the Issuer’s Common Stock for the ten consecutive trading days ending on February 23, 2023. Additionally, on February 24, 2023, the Reporting Person elected to redeem an additional 1,254,254 Common Units and following receipt of the Redemption Notice, such redemption was settled in cash at the Issuer’s election at a price per Common Unit based on the average of the closing price of the Issuer’s Common Stock for the ten consecutive trading days ending on February 23, 2023.

Except as specifically supplemented by this Amendment No. 2, the Original Schedule 13D is unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

The holdings reported by the Reporting Person herein consist of (i) 440,825 shares of Common Stock held directly or indirectly by the Reporting Person, (ii) 246,954 units of limited partnership interests (“Common Units”) in Braemar Hospitality Limited Partnership, the Issuer’s operating subsidiary (the “Partnership”), (iii) 244,993 long-term incentive partnership units in the Partnership (“LTIP Units”) and (iv) 945,954 performance long-term incentive partnership units in the Partnership (“Performance LTIP Units” and together with the shares of Common Stock, the Common Units and the LTIP Units held by the Reporting Person, the “Securities”). The Common Units are redeemable for cash or, at the option of the Issuer, shares of Common Stock (currently on a 1-for-1 basis). Of the LTIP Units held by the Reporting Person, none have achieved economic parity with the Common Units and (subject to certain time vesting requirements) are, upon redemption at the request of the Reporting Person, redeemable on a 1-for-1 basis, for Common Units (which, as noted, are then redeemable for shares of Common Stock or cash). Unless and until such parity is achieved, the LTIP Units cannot be redeemable for Common Units or Common Stock. The 945,954 Performance LTIP Units reported herein represents the maximum number of LTIP Units that may vest pursuant to such award of Performance LTIP Units, which is 200% of the target number of LTIP Units for such respective award. The actual number of Performance LTIP Units that may vest can range from 0% to 200% of the target number of Performance LTIP Units, based on certain performance metrics set forth in each Performance LTIP award. Unless and until the Performance LTIP Units vest, the Performance LTIP Units cannot be converted into Common Units or redeemed for cash or Common Stock. The Securities reported herein were acquired by the Reporting Person in business transactions between the Issuer and the Reporting Person (or entities affiliated with the Reporting Person), officer or director equity grants and open market purchases using personal funds.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Person currently anticipates selling 417,491 shares of his Common Stock promptly into the public markets in compliance with Rule 144 of the Securities Act of 1933 (including the volume restrictions set forth therein). No assurance can be provided that the Reporting Person will elect to sell Common Stock, or the timing or terms of any such sale.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and supplemented by the addition of the following:

(a) Aggregate Number and Percentage of Securities. The Reporting Person is deemed to beneficially own an aggregate of 687,779 shares of Common Stock (which includes 246,954 Common Units that are presently, upon redemption at the request of the Reporting Person, convertible, at the option of the Issuer, into shares of Common Stock), an aggregate of 244,993 LTIP Units and an aggregate of 945,954 Performance LTIP Units representing approximately 2.5% of the Issuer’s outstanding Common Stock. The Securities are held as follows:

(i)	244,993 LTIP Units and 489,986 Performance LTIP Units are held indirectly by the Reporting Person through Texas Yarrow 2021;
(ii)	216,891 shares of Common Stock are held indirectly by the Reporting Person through MJB Investments, LP;
(iii)	17,828 shares of Common Stock are held indirectly by the Reporting Person through Reserve LP, IV;
(iv)	86,329 shares of Common Stock are held indirectly by the Reporting Person through Dartmore, LP;
(v)	455,968 Performance LTIP Units are held indirectly by the Reporting Person through Texas Yarrow LLC - 2022 PS; and
(vi)	246,954 Common Units are held indirectly by the Reporting Person through Ashford Financial Corporation (the Reporting Person has a pecuniary interest in 50 % of the 246,954 Common Units held by Ashford Financial Corporation).

(c)  Transactions within the Past 60 Days. On February 24, 2023, the Reporting Person’s 169,523 LTIP Units were converted into Common Units at the election of the Reporting Person on a one-for-one basis. Pursuant to the Redemption Notice, the Reporting Person subsequently elected to redeem the Common Units and such redemption was settled in cash (rather than Common Stock) at the Issuer’s election, at a price per Common Unit based on the average of the closing price of the Issuer’s Common Stock for the ten consecutive trading days ending on February 23, 2023.

(e)  Date Ceased to be a 5% Owner. Following the transactions described herein, the Reporting Person ceased to be a beneficial owner of more than five percent of the Issuer’s Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2023

/s/ MONTY J. BENNETT
Monty J. Bennett